Filed by Aurora Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Aurora Acquisition Corp.

(Commission File No. 001-40143)

Investor Overview June 2021

Disclaimer Important Information for Investors and Stockholders Aurora Acquisition Corp. ("Aurora") and Better Holdco, Inc. ("Better" or the "Company") issued a press release announcing a proposed business combination on May 11, 2021, as further described in the SEC filings of Aurora on Form 8 - K on May 11 and May 14, 2021. This presentation is for informational purposes only. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora intends to file a registration statement on Form S - 4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Aurora, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non - U.S. jurisdiction has approved or disapproved of the business combination or information presented herein. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at sec.gov or direct a request to: Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785. Participants in the Solicitation Aurora and Better and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aurora’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aurora and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. Forwarding Looking Statements This presentation only speaks at the date hereof and contains, and related discussions may contain, “forward - looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of the Company or its officers with respect to the consolidated results of operations and financial condition, future events and plans of the Company. These forward - looking statements may be identified by a reference to a future period or by the use of forward - looking terminology. Forward - looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward - looking statements contain these words. Forward - looking statements by their nature address matters that are, to different degrees, uncertain. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond the Company’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. We are experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward - looking statements and this may happen again. Important factors that could cause actual results to differ materially from those suggested by the forward - looking statements include, but are not limited to, our performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of our rapid growth and our ability to manage our growth effectively; the demand for our solutions and products and services we offer, including the size of our addressable market, market share, and market trends; our ability to operate under and maintain our business model; our ability to develop and protect our brand; our expectations regarding financial performance including our operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and our need for additional financing; the degree of business and financial risk associated with certain of our loans; the high volatility in, or any inaccuracies in the estimates of, the value of our assets; any changes in macro - economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID - 19 pandemic; our expectations regarding the impact of the COVID - 19 pandemic on our business including on the volume of consumers refinancing existing loans, our ability to produce loans, liquidity and employees; our competitive position; our ability to improve and expand our information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; our future investments in our technology and operations; our intellectual property position, including our ability to maintain, protect and enhance our intellectual property; the need to hire additional personnel and our ability to attract and retain such personnel; our ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of our existing and future indebtedness on our liquidity and our ability to operate our business; our expectations concerning relationships with third parties; our plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and our ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti - corruption; any changes in certain U.S. government - sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and our anticipated use of our existing resources and the proceeds from the business combination. 2

Disclaimer Forward Looking Statements (continued) There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this document may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward - looking statements included in this presentation, the inclusion of such forward - looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this presentation will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward - looking statements. These forward - looking statements speak only as of the date they are made and, the Company disclaims any obligation, except as required by law, to update or revise forward - looking statements, whether as a result of new information, future events or otherwise. Use of Projections This information includes certain statements and estimates provided by the Company with respect to the projected future performance of the Company. Such statements, estimates and projections reflect various assumptions by management concerning possible anticipated results, which assumptions may or may not be correct. No representations are made as to the accuracy of such statements, estimates or projections. You will be expected to have conducted your own due diligence investigation regarding these and all other matters pertinent to Better. Use of Data The data contained herein is derived from various internal and external sources we believe to be reliable. No representation is made as to the reasonableness of the assumptions within or the accuracy or completeness of any projections or modeling or any other information contained herein. Accordingly, any liability in respect of the information contained herein or in respect of this presentation (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Any data on past performance or modeling contained herein is not an indication as to future performance, and the Company disclaims any obligation, except as required by law, to update or revise the information in this presentation, whether as a result of new information, future events or otherwise. 3

Better We’re making homeownership more affordable, more accessible, and just plain Better for all Americans and eventually everyone else 4

Our goal is to be the home for every consumer’s home Better Description Home Finance Full range of mortgage and home equity products LAUNCHED Jan 2016 Home Services Home services and improvement loans LAUNCH EXPECTED 2H 2021 Financial Network Personal, auto, student, credit cards, life & disability insurance, etc. LAUNCH EXPECTED 1H 2022 Buy & Sell Home Realtor matching engine, democratize iBuying with near - zero transaction cost LAUNCHED Nov 2018 Title One - click title policy matching service LAUNCHED Feb 2019 Homeowners Insurance One - click HOI policy matching service LAUNCHED Jan 2019 Powered by each home’s Better property data graph and each customer’s Better financial data graph Where We’re Headed Data One - stop shop + Lifelong Relationship = Our Progress Under one roof, with one - click, at the lowest price, with zero commissions 5

We are the fastest growing homeownership enablement platform in America 1 Better Our technology - driven platform delivers the best customer experience at the lowest price 2019A $89 2020A $876 Implied Market Share 3 2019A $5 2020A $24 0.2% 0.5% 7x annual market share growth since 2018 2 Mortgage Originations ($ billions) Company Revenue ($ millions) 2019A $1,165 2020A $9,140 2019A $121 2020A $691 Better Real Estate Transaction Volume ($ millions) Insurance Coverage Written ($ millions) 6 1. Highest growth amongst top 50 originators from 3M2020 - 3M21. Source: IMF April 30, 2021 Top Mortgage Lenders 2.. FY 2020 vs. FY 201 8 – Fannie Industry Volumes 3. Company financial reports. Fannie Mae Housing Forecast Feb 2021 884% YoY Growth 684% YoY Growth 471% YoY Growth

Homeownership market is enormous…

- Annual spend within the housing market accounted for over $3 trillion, ~15% of US GDP in 2019
- 6 million homes purchased annually in the US, 87% through a mortgage
- Mortgages make up 70% of consumer credit in the US
- For average households, home equity totals ~65% of net worth
- 100% mortgage transactions require at least one insurance product


Cumulative market size
$15+ Trillion
$11 Trillion
$7 Trillion
Better
$5T4
Consumer Financial Network
$4T3
Home Services Ecosystem
$4T2
International Home Finance
$3T1
U.S. Home Finance
Core
Expansion

1. '21- 25 Projected average annual US origination volume (FNMA '21- 22 forecast, 2.5% YoY growth '23- 25); 2. Global average annual origination volume excluding US (Better research, various public sources); 3. $1.7tr of home rental, $763bn of home improvement $8bn of US appraisal and inspection, $80bn of moving and storage and $1.4tr of iBuying; 4. $880bn of auto insurance, $764bn of home and personal liability insurance, $1.7tr life insurance market and $1.6tn of student loan and credit card debt. Note: Refer to page 30 for additional sourcing information.

Data Sources: Congressional Research Service, Freddie Mac, Company websites, Edmunds, FactSet, McKinsey Global Research, Mortgage Bankers Association and PwC. US Census Bureau. RealtyTrac, CFPB, FRED, NAHB. Public company research and other publicly available information.

Better

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…and yet, so broken. Consumers deal with repetitive data requests, high fees, and a lack of certainty Better 1 Realtor.com - “How Much Are Mortgage Fees?” 2 . Realtor.com - “How Long Does It Take to Get a Mortgage?” 3 CNN Money - “500 - page Mortgage Applications are the New Normal” Trulia - “Sale Fail.” • Buyers interact with up to 10 intermediaries that can account for up to 10% of a home’s price 1 • The underwriting process can take up to 45 days 2 • Mortgage documents can reach over 500 pages 3 The home buyer’s 1 st point of contact has historically been the real estate agent. Home Buyer Real Estate Home buyer wants to purchase a $350K dream house Real estate commission 6% of house value $21K Condo certification $350 Subordination fee $300 Loan officer commission 1.25% of mortgage, $4,250 Home survey $300 Attorney fee $300 Renovation fee $600 Home inspection $600 Home insurance $1,100 yearly Home appraisal $500 Credit report $100 Title insurance $1,350 Flood insurance $1,000 yearly The mortgage underwrites and pays for it all Illustrative Breakdown of Typical Intermediaries & Fees 8

We provide a seamless, best - in - class customer experience Zero commissions Deflating traditional mortgage costs 100% online application Save time, money, and stress A few quick questions Where are you in your home loan journey? Automated soft credit check Customized certainty, on your own time Pre - Approval Letter in as little as 3 minutes 1 2 3 4 5 9 In March 2021, 68,209 customers got pre - approved for $25 billion of home financing in an average of 14 minutes. Our d igital process provides a streamlined experience for all of our customers

Home finance lifecycle Our technology platform, Tinman, was built from scratch and drives our entire ecosystem Loan Purchasers Better Real Estate Agents Better Title and Settlement Services Better Insurance Better Team Members Manual tasks to non - licensed team members Customer - facing tasks to licensed team members D2C B2B Tinman Tinman is the backbone that drives our better, faster, cheaper customer experience Better 10

Tinman removes human bottlenecks from the transaction process through its automated decisioning engine TINMAN Machine - driven Process Customer Interacts with single system Operations Team Pushing tasks to process - centric humans Third Party Systems Pulling data via APIs Sales Team Pushing interactions to customer - centric humans COMMISSIONED BROKER Human - driven Process Point of Sale System Broker collects data from customer, third parties Loan Operating System Broker inputs data into LOS Third Party Systems Customer Interacts with multiple systems Customer Inputs data The Better Workflow Legacy Workflow Process Better 11

Tinman automates tasks to streamline the customer journey Better • Tinman breaks down specialized, human - generated tasks into simple, machine - driven tasks to improve labor liquidity and lower overall labor costs • Average funded loan now features >400 fully automated activities - as more processes are automated, each loan requires fewer labor hours to complete 2016 2020 92 425 Human - generated tasks 2 Machine - generated human fulfilled tasks 3 Automated tasks 4 >350% increase in total tasks 1 Increasing Task Automation Decreasing Labor Hours Per Loan 66 12 14 391 28 6 Note: 1. Total transactions equals the sum of human generated, machine generated, and automated tasks. 2. Human generated tasks are manually created and manually assigned 3. Machine generated tasks are machine created and manually assigned 4. Automated = Automatically created and automatically processed tasks. Certain automated activities require minimal manual review by regulatory law; we consider these tasks automated. 5. Better internal estimate based on industry research 6. Hours represent time spent in Tinman by Better Employees 12 - 5 10 15 20 25 - 200 400 600 800 1,000 1,200 0 20 40 60 80 100 Q1 2019 Rate Term Refinance Loans Q4 2020 Rate Term Refinance Loans Hours Per Loan 6 Q4 ’20 Average: 29 hours Q1 ’19 Average: 38 hours Industry Average 5 : 70 - 100+ Q4’20 Q1’19

Tinman enables industry - leading productivity and provides us with a massive labor cost advantage Better • Through our R&D efforts, we continue investing in Tinman to further reduce costs • Pass savings along to the customer to win market share, powering further economies of scale and efficiencies Industry Leading Productivity Labor Cost Below Industry Average 1. Better: Closings per Seasoned Loan Consultants and Seasoned Loan Consultant Assistants per month. Seasoned headcount excludes LCs and LCAs in training (employees in the first two months of employment with us). Better data accounts for lag between lock and fund by adjusting 1 - month between headcount and funded loans (i.e. funds in Feb/Heads in Jan) MBA: Quarterly Mortgage Bankers Performance Report - Closings per Sales Employee per Month 2. Better: Seasoned labor cost per loan refers to compensation and benefits attributed to our production headcount excluding employees in training. Excludes stock - based compensation MBA: Personnel expenses (includes Sales, Fulfillment, Production Support, Management & Directors, and Benefits) per loan (does not include corporate allocation) Loans per Licensed Salesperson Per Month 1 Consolidated labor cost per loan 2 4.5 5.8 5.8 5.3 7.5 8.6 8.9 18.9 20.5 18.7 14.3 19.0 18.6 16.2 0 5 10 15 20 25 30 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Better MBA Industry Average MBA Q4 - 20 Industry Average Better Q4 - 20 $5,426 $2,462 Ops/Fulfillment Labor Sales Labor 54% below MBA Industry Avg. 13

Our technology improves loan consultant productivity and loan quality through machine - guided decisioning 1 Jennifer Mark Better Loan Consultant Better home - grown team member Traditional Mortgage Loan Consultant 3 Top 3 originator by $ volume in 2019 1. Source: Better had more loan consultants on the Scotsman Top - 100 Originators list than any other originator. Better loan consultants had an average tenure of 5 years vs. other top - 100 originators with a tenure of 19 years. (Scotsman Awards 2021) 2.Technology enables loan consultant assistants to be shared resources supporting multiple LCs 3. Data on top originators from 2019 Scotsman Top - 100 Originators list (Top Refinance Volume) 0.5 2 Team size/ assistants 67 Monthly closed loans 2 Years in business 10+ 43 30+ 14 Better

Our business model is asset light as a result of GSE takeout, and augmented through our Investor Matching Engine

Government-Supported Liquidity

98% of our loans are conforming[1], and can be sold to the GSEs

Fannie Mae · Freddie Mac · FHA

$1 Trillion +

Annual GSE & FHA Securitized Volume over last 10 years[2]

$184 Billion

Daily TBA trading volume, Second only to the US Treasury Market[3]

Dynamic Investor Matching Engine

Additional alpha through real-time marketplace, maximizing loan-by-loan revenue across 30+ institutional investors

Supports Low Rates for Consumer

Illustrative investor distributions for three similar loans in 2020



Spread Relative to Highest Bid
0
-0.5
-1
-1.5
-2
-2.5
-3
Loan A
Loan B
Loan C
Winning Bid
Bids from investors on platform
Fannie Mae Cash
Up to 200bps
Premium vs. Fannie Cash Bid
Bids received in 2020 for three loans with same criteria (Rate Term Refi, 80% LTV, 760 FICO. 37% DTI)

1. Percent of non-Ally loan origination volume in 2020
2. Source: Urban Institute. Housing Finance at a Glance, April 2020. First Lien Origination Volume 2001-2019
3. Source: Securities Industry and Financial Markets Association (TBA MARKET FACT SHEET, 2015)

Better

15

We deliver a lower rate and better experience for our customers Better 1. Better Price Guarantee: Better will match any valid competitor's offer, and credit customer an extra $100. If we can't, t he $100 is the customer's to keep. 2. Better Mortgage saves refinance customers $8,200 a year on average in loan payments. The average yearly payment savings es tim ate is based on a comparison of our borrowers’ principal and interest payments on their prior mortgage and the principal and interest payments on their new l oan from Better Mortgage. The yearly payment savings is an average of the difference between those two monthly payments across all refinance customers between Jan ’20 and Dec’20, multiplied by 12 (savings are incurred each month in a year). Assumes $7,040 median post - tax monthly income, in line with Better’s average custom er’s income 3. Source: MBA Weekly Application Survey. The effective rate is a function of contract (i.e. note) rate and points/credits. F or Better, assume scenario of $150K - $453K loan amount, 75 - 80 LTV, primary residence, 740+ FICO, exclude cash out refi. MBA surveys 75%+ of all U.S. retail residen tial applications. Data from January 2018 to December 2020 4. Industry average numbers assume two days for app - to - lock (two days subtracted from reported figure, which begins at applicati on stage). • Our exceptional customer experience is driven by price and speed • Our rates are consistently >20bps lower than industry average 3 • We stand by our low prices with our unmatched Better Price Guarantee 1 • We deliver industry - leading cycle times while rapidly growing market share Comparison of 30 - Year Fixed Effective Rate 3 Lock - to - fund days for Purchase Loans 4 …with Unmatched Cycle Times... Lower Priced... 34 36 36 35 34 35 36 37 38 38 40 37 43 44 45 44 42 43 45 46 47 54 55 51 Better Industry Average 2.60% 3.10% 3.60% 4.10% 4.60% 5.10% Jan-18 Mar-18 May-18 Jul-18 Sep-18 Nov-18 Jan-19 Mar-19 May-19 Jul-19 Sep-19 Nov-19 Jan-20 Mar-20 May-20 Jul-20 Sep-20 Nov-20 Mortgage Bankers Association Rate Index Better Rate ~10% Additional Disposable Cash 2 Which, for an average customer represents: $683 Monthly savings on loan payments 2 In 2020, our refinance customers saw: 16

Better We are helping families afford a better home, in a better school district, with a better commute To: Vishal Garg From: John D. Subject: Just Wanted to Say Thanks. “This is my first experience shopping for a house. I used other online mortgage companies, but found that your company's portal was much easier to use and I was able to increase my budget by $30,000 due to the better 30 year fixed rate you pre - approved me for (compared to the other companies where I was pre - approved). This makes a huge difference to my family and myself as we can now afford to shop for houses in better school zones with shorter commutes to my work. Keep it up, it is companies like yours that are starting to turn the tide and restore sanity to the finance industry “ Ocala, Florida Better.com House Monthly P&I Payment Down Payment Rate House Price $1.5K/month $35K 4.38% $355K John D.’s first home in Ocala, FL 1 Local Lender House Monthly P&I Payment Down Payment Rate House Price 1 $1.5K/month $35K 5.00% $325K 1. Illustrative representation of the estimated rate differential driving a customer testimonial around his stated ability to increase home purchasing power by $30k through a lower Better Rate. 17

96.1% We are just getting started 1 Better Implied Market Share 3 2019A $5 2020A $24 2021E $57 2022E $102 0.2% 0.5% 1.4% 3.2% 2023E $181 5.6% 7x annual market share growth since 2018 2 Mortgage Originations ($ billions) 18 190.7% 2019A $1,165 2020A $9,140 2021E $33,976 2022E $82,371 2023E $158,486 158.8% 684% 272% 142% 92% 2019A $121 2020A $691 2021E $2,414 2022E $6,123 471% 249% 154% 2023E $16,984 177% Better Real Estate Transaction Volume ($ millions) YoY Growth Insurance Coverage Written ($ millions) YoY Growth 1. Highest growth amongst top 50 originators from 3M2020 - 3M21. Source: IMF April 30, 2021 Top Mortgage Lenders 2.. FY 2020 vs. FY 201 8 – Fannie Industry Volumes 3. Company financial reports. Fannie Mae Housing Forecast Feb 2021

Growth Product Offerings Customer Experience Organic Traffic Data Our growth flywheel compounds each day that we make homeownership more affordable and accessible for customers

We are still very early in making homeownership better for everyone

Annual addressable spend we're going after:

$15+ Trillion

Home for Your Home
On your home screen

U.S. Home Finance | $3.0 trillion[1]

International Home Finance | $3.6 trillion[2]

Home Rental | $1.7 trillion[3]

Home Improvement| $763 billion[4]

U.S. Appraisal & Inspection | $8.0 billion[5]

Moving & Storage | $80 billion[6]

U.S. iBuying (Buy-it-now) | Evolving, potential $1.4 trillion

Across All Consumer Financial Products
Better, Faster, Cheaper

Life Insurance | $1.7 trillion[7]

Auto Insurance | $880 billion[8]

Home and Personal Liability Insurance | $764 billion[9]

U.S. Student Loan and Credit Card Debt | $1.6 trillion[10]

1. ' 21-'25 Projected average annual US origination volume (FNMA ' 21-'22 forecast, 2.5% YoY growth ' 23-'25); 2. Global average annual origination volume excluding US (Better research, various public sources); 3. Annual global rental revenue (Research and Markets, Real Estate Rental Global Market Report 2020-30 - The Impact of COVID-19 Impact and Recovery Plans for the Industry); 4. Annual global revenue from home improvement including re-models, renovations, repairs, and other investments made to existing homes (GM Insights, Home Improvement Market Size By Project); 5. Annual US real estate appraisal market (Ibis, Real Estate Appraisal in the US); 6. Annual global market for Self-Storage and Moving Services (Research and Markets, Global Self-Storage and Moving Services Industry (2020 to 2027)); 7. Annual global market for life insurance (The Business, Life Insurance Providers Global Market Report 2020-30); 8. Annual global market for auto insurance (Mordor Intelligence, Global Motor Insurance Market); 9. Annual global market for personal and casualty insurance less global market for auto insurance (McKinsey, State of property& casualty insurance 2020); 10. Annual US market for student loan and credit card debt (Experian, Student Loan Debt Reaches Record High as Most Repayment Is Paused).

Better

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Better Appendix 21

Building the leading integrated homeownership platform

Better Plus

- ✓ We are seeking to aggressively grow our non-mortgage revenue by blitz-scaling our Better Plus businesses
- ✓ We are just getting started in these businesses today, and are well positioned to capture market share because of our strong customer value proposition, low-cost structure, and zero-CAC model
- ✓ Better Plus growth rates exceed peers and we believe our integrated platform value proposition support greater value than standalone peers

All #s for FY 2020	Title		HOI	
	Better Settlement Services	doma	Better Cover	Hippo
Business Model	Customer Focused	Partner Focused	Customer Focused	Customer Focused
# Transactions	32.4k	92.4k	2.6k	277.5k[4]
Transaction Revenue	$33.7M	$189.7M[2]	$1.4M[3]	$299.0M[5]
Average Revenue per Transaction	$1,039	$2,053	$537	$1,200[6]
Marketing Expense	$0[1]	$34.5M	$0[1]	n.a.
Marketing Expense per Transaction	$0[1]	$373	$0[1]	n.a.
Fulfillment Expense	$22.1M	$98.0M	$0.8M	$361.8M[7]
Fulfillment Expense Per Transaction	$681	$1,061	$304	$1,452[8]
Total Expense per Transaction	$681	$1,434	$304	$1,452+
2021-2023 Revenue CAGR	121%	43%	303%	80%
Market Cap		$3.5B[9]		$6.2B[9]

1. Zero marketing expense reflects allocation of all CAC to Better's mortgage service, with Better Plus offered as an additional product to Better customers, compared to competitors that principally offer comparable services. Total CAC in 2020 was $80 million and total funded units was 70.3k in 2020. Allocation of CAC is subject to change.
2. Retained premiums and fees.
3. Better HOI revenue reported as NPV revenue, or value of the policy over the avg life discounted at Better's estimated cost of capital.
4. $333mm of total written premiums divided by $1,200 average premium.
5. Total earned premiums.
6. Average premium per policy.
7. Total earned premiums * FY 2020 loss ratio of 121%.
8. Average premium per policy * FY 2020 loss ratio of 121%.
9. Pro forma for pending de-SPAC.

Market data per FactSet as of 5/7/21.

Better

22

Better Real Estate is where Better Mortgage was in 2017, in an equally broken, commission-focused industry

Better Plus

- ✓ There were approx. 7.5M real estate transactions in 2020 in the U.S. [1]
- ✓ Compass has ~4% market share, Redfin has 1% - further demonstrating the huge TAM and massive fragmentation
- ✓ Massive disruption potential for customer-focused, low-cost, automation driven model

All #s for FY 2020

	Real Estate		
	Better Real Estate	REDFIN	COMPASS
Business Model	Customer-Focused	Transaction Focused	Agent Focused
# Transactions	2.4k	75.8k	144.7k
Transaction Revenue	$5.1M[2]	$651.2M[3]	$3,720.8M[4]
Average Revenue per Transaction	$2,136	$8,591	$25,699
Marketing Expense	$0[5]	$54.8M	$407.9M
Marketing Expense per Transaction	$0[5]	$724	$2,817
Fulfillment Expense	$1.5M	$417.1M[6]	$3,282.0M[7]
Fulfillment Expense per Transaction	$645	$5,503	$22,668
Total Expense per Transaction	$645	$6,227	$25,486
2021-2023 Revenue CAGR	304%	n.a.	29%
Market Cap		$5.9B	$6.3B

1. Calculated from Redfin 2020 10k
2. Combination of 3rd party referral agent revenue and in-house BRE agents
3. Real Estate Services revenue
4. Revenue = Commission Revenue + Adjacent Services Revenue
5. Zero marketing expense reflects allocation of all CAC to Better's mortgage service, with Better Plus offered as an additional product to Better customers, compared to competitors that principally offer comparable services. Total CAC in 2020 was $80 million and total funded units was 70.3k in 2020. Allocation of CAC is subject to change.
6. Real Estate Services cost of revenue
7. Commissions and other related expense + operations and support expense.

Market data per FactSet as of 5/7/21.

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Thank You